FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Release for KONAMI CORPORATION Announces that It will Make a Subsidiary (HUDSON SOFT CO., LTD.) Its Wholly Owned Subsidiary through Share Exchange.

2.	Release for KONAMI CORPORATION Announces that It will Make DIGITAL GOLF Inc. Its Wholly Owned Subsidiary through Share Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: January 20, 2011	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese original

January 20, 2011

To whom it may concern:

Company name: KONAMI CORPORATION

Name of Representative: Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(Code: 9766 the first section of Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange)

Contact: Yasuyuki Yamaji, General Manager of President Office Corporate Development Group

(TEL. +81 3-5770-0075)

Company Name: HUDSON SOFT CO., LTD.

Name of Representative: Michihiro Ishizuka, Representative Director

(Code: 4822 JASDAQ standard of Osaka Securities Exchange)

Contact: Seiichi Ishigaki, General Manager of Administration Division

(TEL. +81 3-6439-4622)

KONAMI CORPORATION Announces that It will Make a Subsidiary

(HUDSON SOFT CO., LTD.) Its Wholly Owned Subsidiary through Share Exchange

We hereby announce that KONAMI CORPORATION (“KONAMI”) and HUDSON SOFT CO., LTD. (“HUDSON”) resolved, at their respective board of directors meetings held on January 20, 2011, to implement a share exchange (the “Share Exchange”) pursuant to a share exchange agreement entered into by KONAMI and HUDSON today (the “Share Exchange Agreement”), under which KONAMI will become the wholly owning parent company of HUDSON and HUDSON will become a wholly owned subsidiary of KONAMI.

The Share Exchange is scheduled to become effective as of April 1, 2011, subject to the approval of the Share Exchange Agreement by a resolution at the extraordinary general shareholders’ meeting of HUDSON scheduled to be held on March 8, 2011.

Pursuant to the provision of Paragraph 3 of Article 796 of the Japanese Corporate Law, the Share Exchange is scheduled to be implemented as a short-form share exchange for which the approval at a general meeting of KONAMI shareholders is not required. Upon the Share Exchange, the stock of HUDSON will be delisted on March 29, 2011 (the last trading date will be March 28, 2011) in accordance with the delisting standards under JASDAQ of Osaka Securities Exchange.

1. Purpose of the Share Exchange

Since the strategic capital and business alliance with HUDSON announced July, 2001, the KONAMI group has been driving managerial know-how sharing including mutual exploitation of their techniques and contents with securing each self-governing business operation. HUDSON has been leveraging the strength of the effective development and business performance with fresh and abundant ideas brought by its strategy planning ability in the online and mobile fields. Meanwhile, KONAMI has proven to be successful across a wide range of fields with comprehensive approaches in utilizing its abundant content from mainly the entertainment business in the overall group and expanding it through various fields.

The entertainment business has recently experienced a strong growth in social network services “SNS” and it has been recognized as a business opportunity for the game industry. Above all in the internet media industry, advanced function portable terminals “smart phones” are becoming increasingly popular, and contents business opportunities for smart phones are expected to increase. Entering into new network services, including social network games, as considered with the booming “SNS”, is expected to increase opportunities to recruit new users and the multifaceted development of our contents.

KONAMI’s social game business connected with SNS shows signs of success and some of the games have already become popular. This leads us to consider that KONAMI will focus on the management resources of the business of HUDSON anticipated mobile site, newly in the mobile industry, which has lead the mobile industry early. Though HUDSON moved its main business to network and contents business since an early stage while showing unique planning ability mainly to music contents, it has recently been more engaged in the reinforcement of the management base.

Under these changing market environments, both companies concluded that more focus on the management resources on the SNS business would promote the further development of them. The business alliance of KONAMI and HUDSON not only would be the ownership by KONAMI of HUDSON as a consolidated subsidiary, but also would have more flexibility responding in the group management through a further reorganized business. Aimed at achieving its sustainable development, KONAMI considered that it would be important to concentrate the utilization of the management resources to positive outlook fields further. During this advanced function portable terminals, “smart phones”, have been more popular and this market is expected to grow, KONAMI believes the opportunities of the integration would increase by combining KONAMI’s know-how, including the abilities of producing high quality games, and HUDSON’s strength, including strategy planning abilities and flexibilities.

The Share Exchange, making HUDSON KONAMI’s wholly owned subsidiary, is intended to organize a more flexible productive management structure in the group. The KONAMI group will strive to improve corporate value by building a stronger management base through the Share Exchange.

2. Outline of Share Exchange

(1) Schedule for Share Exchange

January 20, 2011	Board of directors’ meeting approving the Share Exchange Agreement (both KONAMI and HUDSON)

January 20, 2011	Execution of Share Exchange Agreement

January 20, 2011 (Tentative)	Record date for trade control brand shares (Confirming) (HUDSON)

January 21, 2011 (Tentative)	Public notice of record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (HUDSON)

February 5, 2011 (Tentative)	Record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (HUDSON)

March 8, 2011 (Tentative)	Extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (HUDSON)

March 8, 2011 (Tentative)	Record date for delisting shares (HUDSON)

March 28, 2011 (Tentative)	Last trading day (HUDSON)

March 29, 2011 (Tentative)	Date of delisting (HUDSON)

April 1, 2011 (Tentative)	Scheduled date of Share Exchange (Effective Date)

(Note) Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval at a general shareholders’ meeting of KONAMI in connection with the Share Exchange Agreement. If any event should occur which materially affects the implementation of the Share Exchange in the future, the schedule, procedures, or terms thereof may be changed upon consultation and agreement by and between KONAMI and HUDSON.

(2) Method of Share Exchange

KONAMI will become the wholly owning parent company of HUDSON and HUDSON will become a wholly owned subsidiary of KONAMI. Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval at a general shareholders’ meeting of KONAMI regarding the Share Exchange Agreement. HUDSON intends to implement the Share Exchange, which is to become effective as of April 1, 2011, upon obtaining the approval by resolution of the extraordinary general shareholders’ meeting of HUDSON scheduled to be held on March 8, 2011.

(3) Contents of Allotment with Respect to Share Exchange

	KONAMI (Wholly owning parent company in Share Exchange)	HUDSON (Wholly owned subsidiary in Share Exchange)
Allotment with respect to Share Exchange	1	0.188

Total number of shares to be delivered in the Share Exchange	Common Stock: 2,492 thousand shares (Tentative)

(Note 1) Allotment ratio of shares

0.188 shares of common stock of KONAMI will be delivered by allotment for each one (1) share of common stock of HUDSON. In addition, KONAMI holds 53.99% of HUDSON’s outstanding shares prior to the Share Exchange. Furthermore, a part of 7,447 thousand shares of treasury stock held by KONAMI will be used for allotment of shares through the Share Exchange and it will not issue new shares. Moreover, the above has been calculated based on the number of the outstanding shares and the number of treasury stock as of January 1, 2011 of Konami and HUDSON, respectively.

(Note 2) Number of KONAMI’s shares to be delivered in the Share Exchange

KONAMI will deliver 2,492 thousand shares of common stock by allotment under the Share Exchange on the Effective Date. HUDSON will, pursuant to a resolution at a board of directors’ meeting to be held at least one day prior to the Effective Date, cancel treasury stock that it holds prior to the allotment and delivery of KONAMI common stock pursuant to the Share Exchange (in the event that a right to demand purchase is exercised concerning the Share Exchange by opposing shareholders as provided in Paragraph 1 of Article 785 of the Japanese Corporate Law, it shall be after the effectiveness of such purchases and prior to the allotment and delivery of KONAMI common stock pursuant to the Share Exchange; hereinafter the “Base Time”) at the Base Time. The aggregate number of shares to be delivered by allotment under the Share Exchange may be amended due to cancellation of treasury stock by HUDSON.

(Note 3) Handling of shares representing less than one unit

As a result of the Share Exchange, it is expected that there will be some shareholders who come to hold shares in a number that represents less than one unit of KONAMI stock (i.e., one hundred (100) shares). In particular, shareholders of HUDSON who hold less than 100 shares of HUDSON’s common stock will only hold a number of shares that represents less than one unit of KONAMI’s stock, and such shareholders are expected to be more than 10% of the total number of HUDSON shareholders (such percentage is based on data in the shareholders’ registry of HUDSON as of January 1, 2011, and it may be different from the current percentage). Although it will not be possible to sell such shares representing less than one unit in the stock exchange markets, shareholders holding shares representing less than one unit of KONAMI’s stock may take advantage of the systems as described below:

1.	Purchase of shares representing less than one unit (sale of shares representing less than one hundred (100) shares)

Pursuant to Paragraph 1 of Article 192 of the Japanese Corporate Law, shareholders holding shares representing less than one unit of KONAMI’s stock may demand KONAMI to purchase such shares; and

2.	Additional purchase relating to shares representing less than one unit (additional purchase to make a whole unit of one hundred (100) shares)

Pursuant to Paragraph 1 of Article 194 of the Japanese Corporate Law and provisions of the Articles of Incorporation of KONAMI, shareholders holding shares representing less than one unit of KONAMI’s stock may demand that KONAMI sell to them the number of shares that, when added to such shareholder’s shares representing less than one unit, will equal one hundred (100) shares.

(Note 4) Treatment of fractional shares

Current shareholders of HUDSON who, as a result of the Share Exchange, will be allotted a fraction of a share (i.e., representing less than one (1) share of KONAMI common stock) will be paid an amount equivalent to such fractional share in accordance with Article 234 of the Japanese Corporate Law.

(4) Handling of share warrants and convertible bonds

HUDSON did not issue any share warrants or convertible bonds.

(5) Others

(i)	Cancellation of the Share Exchange etc.

From the execution date of the Share Exchange Agreement to the Effective Date, if a material change occurs to KONAMI’s or HUDSON’s respective properties or financial health which may materially affect the implementation of the Share Exchange, whether as a result of an act of God or otherwise, KONAMI and HUDSON may, upon consultation by and between KONAMI and HUDSON, amend the terms of the Share Exchange or terminate the Share Exchange by terminating the Share Exchange Agreement.

Furthermore, from the execution date of the Share Exchange Agreement to the delivery date of the notice of convocation of extraordinary shareholder’s meeting or Effective Date, if events occur to KONAMI or HUDSON which affect the implementation of the Share Exchange, or if achievement of the purpose of the Share Exchange Agreement otherwise becomes difficult, the Share Exchange Agreement may also expire.

3. Calculation Basis etc. Concerning Allotment under the Share Exchange

(1) Calculation Basis

In order to ensure fairness and reasonableness of the share exchange rate for the Share Exchange, each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate. For this purpose, KONAMI appointed PricewaterhouseCoopers Co., Ltd. (“PwC”) and HUDSON appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y”).

PwC determined that the value of KONAMI’s and HUDSON’s common stock should be analyzed using the market price analysis based on the fact that KONAMI’s common stock, is listed on the Tokyo Stock Exchange (the “TSE”) and HUDSON’s common stock, is listed on the Osaka Securities Exchange (the “OSE”), respectively, and that the market price of KONAMI and HUDSON stock, respective, is readily available. PwC generally analyzed the value of KONAMI’s common stock using the market price system. (PwC designated January 19, 2011 as the valuation date, and utilized the volume weighted average prices and the average closing prices for one (1), three (3), six (6) month(s) periods prior to the valuation date)).

In addition, PwC utilized the discounted cash flow analysis (“DCF”) to calculate the values of both KONAMI’s and HUDSON’s common stocks to reflect the status of future business activities. The outline of the calculation result of the Share Exchange Rate by PwC is as provided below (the valuation range estimated by each method in the event that a share value per share of KONAMI stock is set as one (1)):

Approach	Range of Share Exchange Rate

Market Price Analysis	0.165~0.218

Discounted Cash Flow Analysis	0.161~0.225

In calculating the above share exchange rates, PwC generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. PwC did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability and did not request a third party institution to value or appraise, the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of both companies or their affiliated companies. In addition, it is presumed that information on the financial forecast obtained from each company has been reasonably prepared based on the forecast and the judgment of the best obtained now by the management of each company. The calculation of the Stock Exchange ratio results provided PwC reflects the information and economic requirements that was available as of January 19, 2011.

The calculations the Share Exchange rate by PwC are not intended to present any opinion on the fairness of the Share Exchange rate.

E&Y determined that the value of KONAMI’s common stock should be analyzed using the market price analysis based on the fact that KONAMI’s common stock, is listed on the TSE and that the market price of KONAMI stock is readily available. E&Y generally analyzed the value of KONAMI’s common stock using the market price system. (E&Y designated January 14, 2011 as the calculation base date and utilized the average closing prices for one (1), three (3) week(s) and one (1), two (2) month(s) periods prior to the valuation date, and the closing price on the base date, the average closing price of one (1), three (3) week(s) and one (1), two (2) month(s) periods prior to the base date and for the period from November 4, 2010, the date on which the “Consolidated Financial Results for the Six Months Ended September 30, 2010 (Prepared in Accordance with U.S. GAAP)” was released by KONAMI, to the calculation base date). In addition, E&Y utilized the discounted cash flow analysis (“DCF”) to calculate the values of KONAMI’s common stocks to reflect the status of future business activities.

For the common stock of HUDSON, based on the fact that the market price of HUDSON’s common stock is available, as it is listed on the OSE, E&Y determined that the value of HUDSON’s common stock should be calculated using the market price system. (E&Y designated January 14, 2011 as the calculation base date, and the closing price on the base date, the average closing price of one (1), three (3) week(s) and one (1), two (2) month(s) periods prior to the base date and for the period from October 29, 2010, the business day immediately following the date on which the “Consolidated Financial Results for the Six Months Ended September 30, 2010 (Japan GAAP)” was released by HUDSON, to the base date). In addition, E&Y utilized the discounted cash flow analysis (“DCF”) to calculate the values of HUDSON’s common stocks to reflect the status of future business activities.

The outline of the calculation result of the Share Exchange Rate by E&Y is as provided below (the valuation range estimated by each method in the event that a share value per share of KONAMI stock is set as one (1)):

Approach	Range of Share Exchange Rate

Market Price Analysis	0.16~0.20

Discounted Cash Flow Analysis	0.16~0.22

In calculating the above share exchange rates, E&Y generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. E&Y did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability and did not request a third party institution to value or appraise, the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of both companies or their affiliated companies. In addition, it is presumed that information on the financial forecast obtained from each company has been reasonably prepared based on the forecast and the judgment of the best obtained now by the management of each company. The calculation of the Stock Exchange ratio results provided E&Y reflects the information and economic requirements that was available as of January 14, 2011.

(2) Calculation Background

KONAMI and HUDSON engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, KONAMI and HUDSON determined that the share exchange rate set forth in 2.(3) above was advantageous to the shareholders of both KONAMI and HUDSON, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective board of directors held today. Upon the utilization of the discounted cash flow analysis (“DCF”), both companies considered their forecasts carefully and confirmed the forecasts do not contain significant increases or decreases in earnings.

(3) Relationships with the Valuation Institutions

PwC and E&Y are both independent from KONAMI or HUDSON, and neither of them is a related party of KONAMI or HUDSON nor does either have a material interest that needs to be disclosed in connection with the Share Exchange.

(4) Expectation of Delisting and the Reason

Upon the Share Exchange, HUDSON will become KONAMI’s wholly owned subsidiary as of April 1, 2011 and the stock of HUDSON will be delisted on March 29, 2011 (the last trading date will be March 28, 2011) in accordance with the delisting standards of the OSE.

After the delisting, HUDSON stock may not be traded on the OSE.

As mentioned in 1. above, the purpose of the Share Exchange is to improve the corporate value of both KONAMI and HUDSON by having HUDSON become a wholly-owned subsidiary of KONAMI, and therefore, the purpose of the Share Exchange is not the delisting of HUDSON’s common stock itself. However, the common stock of HUDSON will be delisted as a result of the contemplated transaction.

Since shares of KONAMI common stock to be delivered in consideration of the Share Exchange are listed on the TSE, the New York Stock Exchange (the “NYSE”), the London Stock Exchange, (the “LSE”), we expect that shareholders receiving an allotment of 100 or more shares of KONAMI’s common stock (100 shares = 1 unit) as a result of the Share Exchange will still be able to trade their units of shares on the TSE, NYSE, LSE after the Share Exchange and the liquidity of their stock will be secured, although they may receive an allotment of shares less than one unit in proportion to the number of shares held.

Shareholders receiving allotment of less than one hundred (100) shares of KONAMI’s common stock (which represents one unit of KONAMI’s stock) as a result of the Share Exchange may not trade their odd shares on share exchange markets but will be entitled to use the buyback program or additional acquisition program for odd shares in KONAMI. For the details of these programs, please refer to 2. (3) (Note 3) above.

For the allotment of a fraction of a share (i.e., representing less than one (1) share of KONAMI common stock) as a result of the Share Exchange, please refer to 2. (3) (Note 4) above.

Until the last trading date, which will (tentatively) be March 28, 2011, shareholders of HUDSON may trade their HUDSON shares on the OSE as before and are entitled to exercise their rights specified under Japanese Corporate Law and other related laws and regulations.

(5) Measures to Ensure Fairness

Since KONAMI holds 53.99% of HUDSON’s outstanding shares, in order to ensure the fairness of the share exchange rate for the Share Exchange, KONAMI and HUDSON each retained independent third party valuation institutions stated in 3. (1) “Calculation Basis” for the implementation of the Share Exchange. Each company requested each independent third party to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate between both companies based on such calculation result, and both board of directors of KONAMI and HUDSON resolved the Share Exchange with the share exchange rate agreed at their meetings held on January 20, 2011. Furthermore, E&Y rendered its opinion as to the fairness, the so-called “fairness opinion”, that making HUDSON a wholly owned subsidiary of KONAMI would not be disadvantageous to the minority shareholders of HUDSON in connection with the calculations of the share exchange rate. KONAMI was not rendered a “fairness opinion”.

In addition, HUDSON has retained Kinoshita law firm as their legal advisor and was advised regarding decision making procedures, methods and processes for the Share Exchange. KONAMI has retained Mitsui law firm as their legal advisor and was advised regarding decision making procedures, methods and rendered it opinion that the processes for the Share Exchange 1) if the processes for the Share Exchange ensure fairness and 2) if considered the following factors that the validity of the purpose and means they chose, the alliance between both companies prior and the assumed improvement in corporate value, the decision of the Share Exchange would not be disadvantageous to minority shareholders of HUDSON.

(6) Measures to Avoid Conflict of Interests

Since KONAMI holds 53.99% of outstanding shares of HUDSON as of today and HUDSON is a subsidiary of KONAMI, Tomokazu Godai, a director of KONAMI concurrently serving as a director of HUDSON, did not participate in the discussion and the resolution for the Share Exchange to avoid conflict of interests at the HUDSON’s board of directors’ meeting held today. At the board of directors’ meeting, all directors other than above-mentioned participated in and discussed the Share Exchange cautiously. As a result, they concluded that the Share Exchange would be advantageous to the reinforcement of HUDSON’s management base and the future business structure and the terms and conditions relating to the Share Exchange would be appropriate. The board of directors’ meeting unanimously resolved to approve the Share Exchange. Meanwhile, at the board of directors’ meeting of KONAMI, Tomokazu Godai, serving concurrently as a director of HUDSON, did not participate in the discussion and the resolution for the Share Exchange to avoid conflict of interests.

4. Company Profile of the Parties to the Share Exchange

	Wholly Owning Parent Company in Share Exchange (As of March 31, 2010)		Wholly Owned Subsidiary in Share Exchange (As of March 31, 2010)
(1) Corporate Name	KONAMI CORPORATION		HUDSON SOFT CO., LTD.

(2) Location	9-7-2, Akasaka, Minato-ku, Tokyo		9-7-1, Akasaka, Minato-ku, Tokyo

(3) Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President		Michihiro Ishizuka, Representative Director

(4) Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business		Develops/sells consumer games and various other types of entertainment content for mobile terminals, network users and home game consoles

(5) Capital	JPY47,399 million		JPY5,064 million

(6) Established on	March 19, 1973		May 18, 1973

(7) Total number of outstanding shares	143,500,000 shares		28,821,000 shares

(8) Fiscal Year End	End of March		End of March

(9) Employees	5,708 (As of March 31, 2010)		496 (As of March 31, 2010)

(10) Major Customers	•	Konami Digital Entertainment Co., Ltd.	•	Hudson Entertainment, Inc.

	•	Konami Gaming., Inc.

	•	Konami Sports & Life Co., Ltd

	•	KPE Corporation

(11) Main Financing Bank	Sumitomo Mitsui Banking Corporation. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust and Banking Co, Ltd. Mizuho Corporate Bank, Ltd.		Sumitomo Mitsui Banking Corporation. The Bank of Tokyo-Mitsubishi UFJ, Ltd. North Pacific Bank, Ltd.

(12) Major Shareholders and Holding Ratio	•	Kozuki foundation for Sports and Education 10.24%	•	KONAMI CORPORATION 53.99%

	•	Kozuki Holding 9.43%	•	Osaka Securities Finance Co., Ltd. 2.24%

	•	The Master Trust Bank of Japan, Ltd. (Trustee Account) 7.47%	•	The Master Trust Bank of Japan, Ltd. (Trustee Account) 1.80%

	•	Japan Trustee Services Bank, Ltd (Trustee Account) 7.47%	•	BARCLAYS CAPITAL SECURITIES LONDON A/C CAYMAN CLIENTS 1.42%

	•	Kozuki Capital Corporation 4.90%	•	SBI SECURITIES Co., Ltd. 1.10%

	•	Sumitomo Mitsui Banking Corporation 2.88%	•	Nintendo Co., Ltd. 1.04%

	•	Trust & Custody Services Bank, Ltd. 2.64%	•	Morgan Stanley & Co International Plc 0.91%

	•	JPMorgan Securities Japan Co., Ltd. 2.09%	•	Japan Trustee Services Bank, Ltd (Trustee Account) 0.65%

	•	CBNY-UMB Fund 1.25%	•	Goldman Sachs International 0.58%

	•	Mitsubisih UFJ Morgan Stanley Securities Co., Ltd. 1.06%	•	Trust & Custody Services Bank, Ltd. (Trustee Account) 0.52%

(13) Relationship between the Parties

Capital Relationship	KONAMI holds HUDSON’s common stock (53.99% of outstanding shares).
Personnel Relationship	A director of KONAMI concurrently serves as a director of HUDSON.
Transactional Relationship	HUDSON sells its game software to Konami Digital Entertainment Co., Ltd., which is a subsidiary of KONAMI.
Situation regarding Related Parties	HUDSON is a related party of KONAMI since HUDSON is a consolidated subsidiary of KONAMI.

(14) Business Performance for the Last Three (3) Years

	KONAMI CORPORATION (Consolidated)			HUDSON CORPORATION (Consolidated)
Fiscal Year Ended	March 2008	March 2009	March 2010	March 2008	March 2009	March 2010
Consolidated Net Assets	187,083	183,539	189,231	7,850	9,593	9,406
Consolidated Total Assets	319,248	301,670	298,198	10,182	12,642	11,441
Consolidated Equity per Share (yen)	1,330.88	1,338.46	1,382.16	—	—	—
Consolidated Net Assets per Share (yen)	—	—	—	408.58	499.31	326.42
Consolidated Sales	297,402	309,771	262,144	17,427	18,692	16,040
Consolidated Operating Income	33,839	27,361	18,664	2,717	3,001	1,023
Consolidated Ordinary Income	—	—	—	2,654	3,016	1,016
Consolidated Net Income	18,345	10,874	13,314	2,902	1,742	641
Consolidated Net Income (Loss) per Share (yen)	133.63	79.30	99.76	151.06	90.67	22.25
Dividend per Share (yen)	54.00	54.00	54.00	—	27.50	10.00

(millions of yen, unless otherwise specified)

5. KONAMI’ Profile upon Share Exchange

Wholly Owning Parent Company in Share Exchange

(1)Corporate Name	KONAMI CORPORATION

(2)Location of Head Office	9-7-2, Akasaka, Minato-ku, Tokyo

(3)Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(4)Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business

(5)Capital	JPY47,399 million

(6)Fiscal Year End	End of March

(7)Net Assets	Not fixed at the moment

(8)Total Assets	Not fixed at the moment

6. Outline of Accounting Procedures

The Share Exchange is the case for additional subsidiary stock acquisition by KONAMI from the HUDSON’s minority shareholders. In addition, goodwill (or negative goodwill) will not be reported in the KONAMI’s consolidated financial statements.

7. Forecasts

KONAMI becomes a wholly owning parent company of HUDSON as a result of the Share Exchange, and the impact of the Share Exchange on the business performance of both KONAMI and HUDSON is expected to be minor on both a consolidated and unconsolidated basis.

8. Transactions with the Controlling Shareholders

As KONAMI holds 53.99% of HUDSON’s outstanding shares, the Share Exchange is the case for a related party transaction with Controlling Shareholders.

HUDSON does not believe that the parent company KONAMI and its group companies avoid its self-governing business operations and believes that its management decisions are made on an independent basis. In conducting transactions with KONAMI and its group companies, HUDSON confirms that these transactions are performed at arm’s length in the manner of transactions conducted during the ordinary course of business with third parties and is not subject to the restriction by the capital relationships.

HUDSON considers that the Share Exchange also secures a certain degree of independence as above stated as well as takes measures, as mentioned in 3. (5) “Measures to Ensure Fairness” and as mentioned in 3. (6) “Measures to Avoid Conflict of Interests”, in order to ensure the fairness and avoid conflict of interests. Accordingly, KONAMI concluded that the Share Exchange would secure “Compliance with Policies for the Protection of Minority Shareholders in Transactions with Controlling Shareholders”. In addition, Kinoshiata law firm, which does not have a vested interest in the Controlling Shareholder KONAMI, rendered its opinion that “the decision of the Share Exchange would not be disadvantageous to minority shareholders of HUDSON.

End

(Reference) Expected Consolidated Business Performance of KONAMI for the Current Fiscal Year and Consolidated Business Performance for the Previous Fiscal Year

	Consolidated Sales	Consolidated Operating Income	Consolidated Net Income
Expected Business Performance for the Year ending March 31, 2011	285,000	24,500	13,500

Business Performance for the Previous Year ended March 31, 2011	262,144	18,664	13,314

(millions of yen)

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese original

January 20, 2011

To whom it may concern:

Company name: KONAMI CORPORATION

Name of Representative: Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(Code: 9766 the first section of Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange)

Contact: Yasuyuki Yamaji, General Manager of President Office Corporate Development Group

(TEL. +81 3-5770-0075)

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KONAMI CORPORATION Announces that It will Make DIGITAL GOLF Inc.

Its Wholly Owned Subsidiary through Share Exchange

We hereby announce that KONAMI CORPORATION (“KONAMI”) and DIGITAL GOLF Inc. (“DIGITAL GOLF”) resolved, at their respective board of directors meetings held on January 20, 2011, to implement a share exchange (the “Share Exchange”) pursuant to a share exchange agreement entered into by KONAMI and DIGITAL GOLF today (the “Share Exchange Agreement”), under which KONAMI will become the wholly owning parent company of DIGITAL GOLF and DIGITAL GOLF will become a wholly owned subsidiary of KONAMI.

The Share Exchange is scheduled to become effective as of March 1, 2011, subject to the approval of the Share Exchange Agreement by a resolution at the extraordinary general shareholders’ meeting of DIGITAL GOLF scheduled to be held on February 7, 2011. Pursuant to the provision of Paragraph 3 of Article 796 of the Japanese Corporate Law, the Share Exchange is scheduled to be implemented as a short-form share exchange for which the approval at a general meeting of KONAMI shareholders is not required.

1. Purpose of the Share Exchange

KONAMI has been focusing on expanding its entertainment business through reinforcement of its management initiatives. Meanwhile although DIGITAL GOLF has been actively expanding high-quality 3D imaging golf course data, it has recently experienced a decline in performance, and the reinforcement of the financial strength and management base has become its urgent issue.

DIGITAL GOLF concluded that joining the KONAMI group would provide the most effective solution to stabilize their revenue and business base. KONAMI also strongly believes that it will drive further improvements to the group by leveraging the abundant digital data brought by DIGITAL GOLF.

2. Outline of Share Exchange

(1) Schedule for Share Exchange

January 20, 2011	Board of directors’ meeting approving the Share Exchange Agreement (both KONAMI and DIGITAL GOLF)

January 20, 2011	Execution of Share Exchange Agreement (both KONAMI and DIGITAL GOLF)

February 7, 2011 (Tentative)	Extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (DIGITAL GOLF)

March 1, 2011 (Tentative)	Scheduled date of Share Exchange (Effective Date)

(Note) Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval at a general shareholders’ meeting of KONAMI in connection with the Share Exchange Agreement. If any event should occur which materially affects the implementation of the Share Exchange in the future, the schedule, procedures, or terms thereof may be changed upon consultation and agreement by and between KONAMI and DIGITAL GOLF.

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(2) Method of Share Exchange

KONAMI will become the wholly owning parent company of DIGITAL GOLF and DIGITAL GOLF will become a wholly owned subsidiary of KONAMI. Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval of a general shareholders’ meeting of KONAMI in connection with the Share Exchange Agreement. DIGITAL GOLF intends to implement the Share Exchange, which is to become effective as of March 1, 2011, upon obtaining the approval by resolution of the extraordinary general shareholders’ meeting of DIGITAL GOLF scheduled to be held on February 7, 2011.

(3) Contents of Allotment with Respect to Share Exchange

	KONAMI (Wholly owning parent company in Share Exchange)	DIGITAL GOLF (Wholly owned subsidiary in Share Exchange)
Allotment with respect to Share Exchange	1	15

Total number of shares to be delivered in the Share Exchange	Common Stock: 142,545 shares (Tentative)

(Note 1) Allotment ratio of shares

15 shares of common stock of KONAMI will be delivered by allotment for each one (1) share of common stock of DIGITAL GOLF. In addition, KONAMI does not hold any shares of DIGITAL GOLF prior to the Share Exchange. Furthermore, 7,447 thousand shares of treasury stock held by KONAMI will be used for allotment of shares through the Share Exchange. Moreover, the above has been calculated based on the number of the outstanding shares and the number of treasury stock as of January 1, 2011 of Konami and DIGITAL GOLF, respectively.

(Note 2) Number of KONAMI’s shares to be delivered in the Share Exchange

KONAMI will deliver 142,545 shares of common stock by allotment under the Share Exchange on the Effective Date and issue no new shares.

(4) Handling of share warrants and convertible bonds

Although DIGITAL GOLF issued share warrants and convertible bonds, those are planned to be retired with no compensation from the execution date of the Share Exchange Agreement to the scheduled date of the Share Exchange.

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(5) Others

(i)	Cancellation of the Share Exchange etc.

From the execution date of the Share Exchange Agreement to the Effective Date, if a material change occurs to KONAMI’s or DIGITAL GOLF’s respective properties or financial health which may materially affect the implementation of the Share Exchange, whether as a result of an act of God or otherwise, KONAMI and DIGITAL GOLF may, upon consultation by and between KONAMI and DIGITAL GOLF, amend the terms of the Share Exchange or terminate the Share Exchange by terminating the Share Exchange Agreement.

Furthermore, the Share Exchange Agreement may also expire as follows

•

if the execution of allocation of new shares to a third party by Debt Equity Swap (“DES”) between DIGITAL GOLF and the DIGITAL GOLF’s representative director becomes difficult from the execution date of Share Exchange Agreement to the scheduled date of the extraordinary shareholders’ meeting at which approval of Share Exchange Agreement;

•

if the retirement with no compensation of the share warrants and convertible bonds does not get solved by the board of directors’ meetings or does not become effective the with no compensation of the share warrants and convertible bonds from the execution date of Share Exchange Agreement to the scheduled date of the Share Exchange.

other events occur to either of KONAMI or DIGITAL GOLF which affect the implementation of the Share Exchange, or if achievement of the purpose of the Share Exchange Agreement otherwise becomes difficult.

3. Calculation Basis etc. Concerning Allotment under the Share Exchange

(1) Calculation Basis

In order to ensure fairness and reasonableness of the share exchange rate for the Share Exchange, KONAMI analyzed the value of KONAMI’s common stock using the market price system and the volume weighted average prices, and DIGITAL GOLF analyzed the value of DIGITAL GOLF’s common stock using the cost approach in regard with the 3D imaging golf course data.

KONAMI and DIGITAL GOLF engaged in repeated negotiations and discussions based on such calculation result, and agreed to the Share Exchange at the share exchange rate as stated above.

(2) Calculation Background

The calculation of the share exchange rate for the Share Exchange is designed on the assumption that the impact of the Share Exchange on the earnings and financial positions of KONAMI and DIGITAL GOLF, respectively, are not expected to be material.

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4. Company Profile of the Parties to the Share Exchange

	Wholly Owning Parent Company in Share Exchange (As of March 31, 2010)	Wholly Owned Subsidiary in Share Exchange (As of May 31, 2010)

(1) Corporate Name	KONAMI CORPORATION	DIGITAL GOLF Inc.

(2) Location	9-7-2, Akasaka, Minato-ku, Tokyo	2-10-16, Akasaka, Minato-ku, Tokyo

(3) Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President	Toshiro Yokoyama, Representative Director, President

(4) Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business	Distributing simulation golf service on its web site, original equipment manufacturing software and manufacturing and sales of simulation golf machines

(5) Capital	JPY47,399 million	JPY100 million

(6) Established on	March 19, 1973	January 23, 2003

(7) Total number of outstanding shares	143,500,000 shares	3,434 shares

(8) Fiscal Year End	End of March	End of May

(9) Employees	5,708 (As of March 31, 2010)	4 (As of May 31, 2010)

(10) Main Financing Bank	Sumitomo Mitsui Banking Corporation. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust and Banking Co, Ltd. Mizuho Corporate Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(11) Major Shareholders and Holding Ratio	• Kozuki foundation for Sports and Education 10.24%	• Transcosmos inc. 41.76%

	• Kozuki Holding 9.43%	• Toshiro Yokoyama 11.94%

	• The Master Trust Bank of Japan, Ltd. (Trustee Account) 7.47%	• Yasuhiro Fukushima 9.70%

	• Japan Trustee Services Bank, Ltd (Trustee Account) 7.47%	• Shuji Utsumi 7.57%

	• Kozuki Capital Corporation 4.90%	• Real One Investment in Anonymous Association 6.99%

	• Sumitomo Mitsui Banking Corporation 2.88%	• DKR Soundshore Oasis Holding Fund, Ltd. 5.82%

	• Trust & Custody Services Bank, Ltd. 2.64%	• Hiroshi Kobayashi 2.91%

	• JPMorgan Securities Japan Co., Ltd. 2.09%	• J Partners limited private company 2.33%

	• CBNY-UMB Fund 1.25%	• Tokyo Bay Service Co., Ltd 2.04%

• Mitsubisih UFJ Morgan Stanley Securities Co., Ltd. 1.06%

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(12) Relationship between the Parties

Capital Relationship	There is no noteworthy capital relationship between KONAMI and DIGITAL GOLF. In addition, there is no noteworthy capital relationship between parties and companies related to KONAMI and parties and companies related to DIGITAL GOLF.

Personnel Relationship	There is no noteworthy personnel relationship between KONAMI and DIGITAL GOLF. In addition, there is no noteworthy personnel relationship between parties and companies related to KONAMI and parties and companies related to DIGITAL GOLF.

Transactional Relationship	There is no noteworthy transactional relationship between KONAMI and DIGITAL GOLF. In addition, there is no noteworthy transactional relationship between parties and companies related to KONAMI and parties and companies related to DIGITAL GOLF.

Situation regarding Related Parties	DIGITAL GOLF is not a related party of KONAMI. In addition, parties and companies related to DIGITAL GOLF are not related parties of KONAMI.

(13) Business Performance for the Last Three (3) Years

	KONAMI CORPORATION (Consolidated)			DIGITAL GOLF Inc. (Consolidated)
Fiscal Year Ended	March 2008	March 2009	March 2010	May 2008	May 2009	May 2010
Consolidated Net Assets	187,083	183,539	189,231	260	120	(56)
Consolidated Total Assets	319,248	301,670	298,198	624	509	352
Consolidated Equity per Share (yen)	1,330.88	1,338.46	1,382.16	—	—	—
Consolidated Net Assets per Share (yen)	—	—	—	75,713	34,945	(16,308)
Consolidated Sales	297,402	309,771	262,144	250	159	293
Consolidated Operating Income	33,839	27,361	18,664	(206)	(132)	(118)
Consolidated Ordinary Income	—	—	—	(212)	(136)	(119)
Consolidated Net Income	18,345	10,874	13,314	(88)	(139)	(177)
Consolidated Net Income (Loss) per Share (yen)	133.63	79.30	99.76	(25,626)	(40,478)	(51,543)
Dividend per Share (yen)	54.00	54.00	54.00	—	—	—

(millions of yen, unless otherwise specified)

(Note) DIGITAL GOLF resolved, at their respective board of directors meetings held on January 20, 2011, to call the extraordinary general shareholders’ meeting (the “extraordinary general shareholders’ meeting”) scheduled to be held on January 31, 2011 where to be resolved the execution of allocation of new shares to Toshiro Yokoyama, DIGITAL GOLF’s representative director, president, as a third party by Debt Equity Swap (“DES”). The total number of outstanding shares shall be 9,503 shares based on the premise that the execution of the “DES” to be resolved as it planned at the “extraordinary general shareholders’ meeting” and the completion of the call-up to the “DES”. The call-up to the “DES” is scheduled to be completed by February 1, 2011 before the extraordinary general shareholders’ meeting relating to the “Share Exchange”.

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5. KONAMI’ Profile upon Share Exchange

Wholly Owning Parent Company in Share Exchange

(1)Corporate Name	KONAMI CORPORATION

(2)Location of Head Office	9-7-2, Akasaka, Minato-ku, Tokyo

(3)Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(4)Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business

(5)Capital	JPY47,399 million

(6)Fiscal Year End	End of March

(7)Net Assets	Not fixed at the moment

(8)Total Assets	Not fixed at the moment

6. Forecasts

KONAMI becomes a wholly owning parent company of DIGITAL GOLF as a result of the Share Exchange, and the impact of the Share Exchange on the business performance of both KONAMI and DIGITAL GOLF is expected to be minor on both a consolidated and unconsolidated basis.

End

(Reference) Expected Consolidated Business Performance of KONAMI for the Current Fiscal Year and Consolidated Business Performance for the Previous Fiscal Year

	Consolidated Sales	Consolidated Operating Income	Consolidated Net Income
Expected Business Performance for the Year ending March 31, 2011	285,000	24,500	13,500

Business Performance for the Previous Year ended March 31, 2011	262,144	18,664	13,314

(millions of yen)

7

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

8